MAIN STREET TRUST, INC.

August 24, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549-0408

Attention:  Ms. Kathleen Collins

RE:         Main Street Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Form 10-Q for the fiscal quarter ended March 31, 2005

File No. 000-30031

Dear Ms. Collins:

Main Street Trust, Inc. (“Main Street”) has filed via EDGAR today its request for additional time to respond to the comments of the Staff contained in a letter, dated August 9, 2005, relating to the above-referenced filings.  Main Street is currently working with its independent public accountants to respond to the August 9 letter and will provide a written response as required no later than August 31, 2005.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Van A. Dukeman

Van A. Dukeman
President and Chief Executive Officer